                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 6)




                       Value City Department Stores, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Stock, Without Par Value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  920387 10 7
 -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement ___.    (A fee
is not required only if the filing person:


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on the following page(s)

                                  Page 1 of 7
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                                  SCHEDULE 13G

 CUSIP NO. 920387 10 7                                                                 PAGE 3 OF 7 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |    Jay L. Schottenstein                                                                           |
|     |    ###-##-####                                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ X ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |    United States                                                                                  |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |       130,000 Shares                                            |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |    19,733,722 Shares                                            |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |       130,000 Shares                                            |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |    19,733,722 Shares                                            |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |    19,863,722 Shares                                                                              |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                     [   ] |
|     |    Mr. Schottenstein expressly disclaims beneficial ownership of                            ----- |
|     |    1,312,500 shares held by GB Stores.                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |    61.96%                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |    IN                                                                                             |
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

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CUSIP No. 920387 10 7

                                  SCHEDULE 13G


ITEM 1(a)   Name of Issuer:  Value City Department Stores, Inc.
            ---------------

ITEM 1(b)   Address of Issuer's Principal Executive Offices:
            ------------------------------------------------
            3241 Westerville Road, Columbus, Ohio 43224

ITEM 2(a)   Name of Person(s) Filing:
            -------------------------
             (i)  Schottenstein Stores Corporation
            (ii)  Jay L. Schottenstein

ITEM 2(b)   Address of Principal Business Office:
            ------------------------------------
            1800 Moler Road, Columbus, Ohio 43207

ITEM 2(c)   Citizenship:
            ------------
             (i)  Schottenstein Stores Corporation is a Delaware corporation.
            (ii)  Jay Schottenstein is a United States citizen.

ITEM 2(d)   Title of Class of Securities:  Common Shares
            -----------------------------

ITEM 2(e)   CUSIP Number:  920387 10 7
            ------------

ITEM 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
            ------------------------------------------------------------------
            check whether the person filing is:
            -----------------------------------
            Not applicable.

ITEM 4.     Ownership
            ---------
            (a) Amount Beneficially Owned:
                --------------------------
                  Schottenstein Stores Corporation - 18,189,166
                  Jay L. Schottenstein - 19,863,722

            (b) Percent of Class:
                -----------------
                  Schottenstein Stores Corporation - 56.73%
                  Jay L. Schottenstein - 61.96%

            (c) Number of shares as to which such person has:
                ---------------------------------------------

                (i)   Sole power to vote or to direct the vote:
                      -----------------------------------------
                        Jay L. Schottenstein - 130,000 shares are subject to presently exercisable stock options held by Mr. Schottenstein.

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CUSIP No. 920387 10 7

                        Schottenstein Stores Corporation - has sole power to vote 18,189,166 shares. Mr. Schottenstein is a director and Chief Executive Officer of Schottenstein Stores Corporation and has power to vote and dispose of shares of Schottenstein Stores Corporation held by various trusts.

                (ii)  Shared power to vote or to direct the vote:
                      -------------------------------------------
                        Jay L. Schottenstein -- Mr. Schottenstein, as co-trustee of various family charitable foundations, shares the power to vote 232,056 shares. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

                        Mr. Schottenstein, as Chairman of the Board, President, and a director of Glosser Brothers Acquisition, Inc., General Partner of GB Stores, shares the power to vote 1,312,500 shares owned by GB Stores, a Pennsylvania limited partnership. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

                        Schottenstein Stores Corporation - no shared power to direct the vote.

                (iii) Sole power to dispose or to direct the disposition of:
                      ------------------------------------------------------
                        Jay L. Schottenstein - 130,000 shares are subject to presently exercisable stock options held by Mr. Schottenstein in which he has the sole power to dispose.

                        Schottenstein Stores Corporation - has sole power to dispose 18,189,166 shares. Mr. Schottenstein is a director and Chief Executive Officer of Schottenstein Stores Corporation and has power to vote and dispose of shares of Schottenstein Stores Corporation held by various trusts.

                (iv)  Shared power to dispose or to direct the disposition of:
                      --------------------------------------------------------
                        Jay L. Schottenstein -- Mr. Schottenstein, as co-trustee of various family charitable foundations, shares the power to dispose 232,056 shares. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

                        Mr. Schottenstein, as Chairman of the Board, President, and a director of Glosser Brothers Acquisition, Inc., General Partner of GB Stores, shares the power to dispose 1,312,500 shares owned by GB Stores, a Pennsylvania limited partnership. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

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CUSIP No. 920387 10 7

                        Schottenstein Stores Corporation - no shared power to dispose.


ITEM 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------

            Not applicable.

ITEM 6.     Ownership of More Than Five Percent on Behalf of Another Person
            ---------------------------------------------------------------

            Various Schottenstein family charitable foundations have the right to receive dividends and the proceeds from the sale of 232,056 shares. GB Stores has the right to receive dividends and the proceeds from the sale of 1,312,500 shares. Neither the Schottenstein family charitable foundations' shareholdings nor GB Stores' shareholdings represent more than 5 percent of the outstanding common shares of Value City Department Stores, Inc.

ITEM 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            ------------------------------------------------------------

            Not applicable.

ITEM 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------

            Schottenstein Stores Corporation, an Ohio corporation, is record and beneficial owner of 18,189,166 shares of the common shares of Value City Department Stores, Inc. Jay L. Schottenstein is the Chairman of the Board and Chief Executive Officer of Schottenstein Stores Corporation and has sole voting and investment power over 78.4% of the outstanding shares of Schottenstein Stores Corporation pursuant to irrevocable trusts for family members as to which Mr. Schottenstein is trustee.

ITEM 9.     Notice of Dissolution of Group
            ------------------------------

            Not applicable.

ITEM 10.    Certification
            -------------

            Not applicable.

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CUSIP No. 920387 10 7

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SCHOTTENSTEIN STORES CORPORATION

Date: August 14, 1998                   By:     /s/ Thomas R. Ketteler
                                           ------------------------------------
                                             Thomas R. Ketteler, Vice President


Date: August 14, 1998                           /s/  Jay L. Schottenstein
                                           ------------------------------------
                                             Jay L. Schottenstein